UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BENCHMARK ELECTRONICS, INC.

(Exact name of registrant as specified in its charter)

Texas	1-10560	74-2211011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

56 S. Rockford Dr., Tempe, Arizona 85281 USA

(Address of principal executive offices) (Zip Code)

Stephen J. Beaver (623) 300-7056

Senior Vice President, General Counsel, Chief Legal Officer and Secretary

(Name and telephone number, including area code, of the person to contact in connection with this report.)

________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an exhibit to this Form SD. The Company’s Form SD is publicly posted on its website at https://ir.bench.com/Investor-Relations. The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BENCHMARK ELECTRONICS, INC.

By: /s/ Roop K. Lakkaraju	Date: May 27, 2022
Roop K. Lakkaraju
Executive Vice President and Chief Financial Officer